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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 7 )*

                              IONA Technologies PLC
                              ---------------------
                                (Name of Issuer)

                    American Depository Receipts representing
                     Ordinary Shares, (euro)0.0025 par value
                    -----------------------------------------
                         (Title of Class of Securities)

                                   46206P 10 9
                                 --------------
                                 (CUSIP Number)

                                December 31, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d - 1(b)
                               [ ] Rule 13d - 1(c)
                               [X] Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (02-02)               Page 1 of 5 pages

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CUSIP NO. 46206P 10 9                   13G                          PAGE 2 OF 5

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dr. Christopher J. Horn

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)[ ]

                    (b)[ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ireland

--------------------------------------------------------------------------------

                  5    SOLE VOTING POWER

 NUMBER OF             2,338,614 Ordinary Shares
               -----------------------------------------------------------------
   SHARES
                  6    SHARED VOTING POWER
BENEFICIALLY
                        -0- Ordinary Shares
  OWNED BY     -----------------------------------------------------------------

    EACH          7    SOLE DISPOSITIVE POWER

  REPORTING             2,338,614 Ordinary Shares
               -----------------------------------------------------------------
   PERSON         8    SHARED DISPOSITIVE POWER

    WITH               -0- Ordinary Shares

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,338,614 Ordinary Shares

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.7%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

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CUSIP NO. 46206P 10 9                   13G                         PAGE 3 OF 5

ITEM 1 (a).       NAME OF ISSUER:

                  IONA Technologies PLC (the "Company")

ITEM 1 (b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The IONA Building
                  Shelbourne Road, Ballsbridge
                  Dublin 4, Ireland

ITEM 2 (a).       NAME OF PERSON FILING:

                  Dr. Christopher J. Horn

ITEM 2 (b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  c/o IONA Technologies PLC
                  The IONA Building
                  Shelbourne Road, Ballsbridge
                  Dublin 4, Ireland

ITEM 2 (c).       CITIZENSHIP:

                  United Kingdom

ITEM 2 (d).       TITLE OF CLASS OF SECURITIES:

                  American Depositary Receipts representing Ordinary Shares,
                  (euro)0.0025 par value per share ("Ordinary Shares")

ITEM 2 (e).       CUSIP NUMBER

                  46206P 10 9

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULES
                  13D-1(b), 13D-2(b), OR (c) CHECK WHETHER THE PERSON
                  FILING IS A:

                  Not Applicable.

ITEM 4.  OWNERSHIP:

                        (a)   Amount Beneficially Owned:

                              Dr. Horn may be deemed to own beneficially
                              2,338,614 Ordinary Shares as of December 31, 2004, including options to purchase 200 Ordinary Shares exercisable within sixty days of December
                              31, 2004.

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CUSIP NO. 46206P 10 9                   13G                          PAGE 4 OF 5

                        (b)   Percent of Class:

                              6.7% (based on 34,521,218 Ordinary Shares reported by the Company as outstanding as of December 31, 2004 as adjusted pursuant to Rule 13d-3(d)(1)).

                        (c)   Number of Shares as to which the person has:

                              (i)   sole power to vote or to direct the
                                    vote: 2,338,614 Ordinary Shares.

                              (ii)  shared power to vote or to direct the
                                    vote: -0- Ordinary Shares.

                              (iii) sole power to dispose or to direct the
                                    disposition of: 2,338,614 Ordinary Shares.

                              (iv) shared power to dispose or to direct the disposition of: -0- Ordinary Shares.

ITEM (5).         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable.

ITEM (6).         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable.

ITEM (7).         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY OR CONTROL PERSON:

                  Not Applicable.

ITEM (8).         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable.

ITEM (9).         NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

ITEM (10).        CERTIFICATION:

                  Not Applicable.

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CUSIP NO. 46206P 10 9                   13G                          PAGE 5 OF 5

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        February 1, 2005

                                                        /s/ Christopher J. Horn
                                                        -----------------------
                                                        Christopher J. Horn
                                                        Chief Executive Officer